July 30, 2007

Mr. Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           Acceleration Request for Registration Statement No. 333-142875 of Form S-1

Dear Mr. Kevin Woody:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Genpact Limited (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 be declared effective at 4:00 P.M., Eastern Time, on Wednesday, August 1, 2007, or as soon thereafter as is practicable.

In connection with the foregoing request, the Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As soon as the above-referenced Registration Statement is declared effective, please call Michael Clayton of Cravath, Swaine & Moore LLP at (212) 474-1754 and send written confirmation to the agent of service and other addressees listed on the cover page of the Registration Statement.

GENPACT LIMITED

Registered Office
Canon’s Court
22 Victoria Street, Hamilton HM
Bermuda

Very truly yours,

Genpact Limited

By:

/s/ Victor Guaglianone
Name: Victor Guaglianone
Title: General Counsel